UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934
For the month of November 2015
Commission File Number: 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of registrant's name into English)
c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
 Haikou, Hainan, People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F •☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated November 11, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 24, 2015	JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name: Mark Du
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
1.	Press Release dated November 11, 2015

Exhibit 1

Jinpan International Reports Third Quarter 2015 Financial Results
* Third quarter revenue increased 22.3% year-over-year to RMB462.6 million (US$72.7 million)
* Third quarter net income decreased 25% year-over-year to RMB19.6 million (US$3.1 million), or RMB1.21 (US$0.19) per share
* Fiscal 2015 earnings outlook: revenue expected to increase 15-20% to approximately RMB1.70 billion to RMB1.76 billion (US$267 million to US$277 million); earnings per share are expected to be RMB5.48 to RMB5.68 (US$0.86 to US$0.89) per share.

Carlstadt, N.J., November 11, 2015 - Jinpan International Limited. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today reported unaudited consolidated financial results for the third quarter ending September 30, 2015. This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.3613 to US$1.00, the rate published by China administration of foreign exchange on September 30, 2015.

Third Quarter 2015 Results
Net sales for the third quarter were RMB462.6 million (US$72.7 million), a 22.3% increase from RMB 378.3 million (US$59.5 million) in the same period last year.  The increase was driven by continued strength in sales of switchgear and unit substations, an increase in sales to the Company's newest OEM customer, and moderate growth in sales of transformers.

In the third quarter, China sales increased 16.7% year-over-year to RMB391.3 million (US$61.5 million), or 84.6% of net sales, compared to RMB335.3 million (US$52.7 million), or 88.6% of net sales in the same period last year. Net sales outside of China for the third quarter increased 65.9% year-over-year to RMB 71.3 million (US$11.2 million), or 15.4% of net sales, compared to RMB43.0 million (US$6.8 million), or 11.4% of net sales, for the same period last year.

Sales of cast resin transformers increased 4.8% year-over-year to RMB245.2 million (US$38.5 million), or 53.0% of net sales, compared to RMB233.9 million (US$36.8 million) or 61.8% of net sales, for the same period last year. Sales of our integrated products, including switchgear and unit substations, increased 99.2% year-over-year to RMB134.6 million (US$21.2 million), or 29.1% of sales, compared to RMB67.6 million (US$10.6 million), or 17.9% of net sales, for the same period last year.

Sales to OEM customers increased 64% year-over-year to RMB94.4 million (US$14.8 million), or 20.4% of net sales, compared to RMB 57.5 million (US$ 9.0 million), or 15.2% of net sales in the same period last year.

Gross profit in the third quarter increased 9.2% year over year to RMB135.3 million (US$21.3 million) from RMB123.9 million (US$19.5 million) in the same period last year.  Third quarter 2015 gross profit margin was 29.2%, compared to 32.8% in the prior year period. Gross margin in the third quarter decreased compared to the same period last year primarily due to increased materials prices and an increased mix of sales of switchgear and unit substations, which carry lower gross margins.

Selling and administrative expenses in the third quarter were RMB111.5 million (US$17.5 million), or 24.1% of net sales, compared to RMB92.2 million (US$14.5 million), or 24.4% of net sales, in the same period last year.  Selling and administrative expenses increased from the same period last year due to increase in bad debt reservation and  increased in research and development expense.

Operating income for the third quarter decreased 25% to RMB23.8 million (US$3.7 million), or 5.1% of net sales, from RMB31.7 million (US$5.0 million), or 8.4% of net sales, in the same period last year.

Net income for the third quarter decreased 25% to RMB19.6 million (US$3.1 million), or RMB1.21 (US$0.19) per diluted share, compared to RMB26.1 million (US$4.1 million), or RMB1.61 (US$0.25) per diluted share, in the same period last year.  Third quarter net income, as a percentage of net sales, was 4.2% compared to 6.9% in the same period last year.

Mr. Zhiyuan Li, Chairman of the Board, Chief Executive Officer and President of the Company, stated, "Our third quarter sales of RMB 462.6 million (US$72.7 million) exceeded our expectations. The strong sales performance reflects the results of our concerted effort to increase sales volume to offset margin pressure within the industry.  This strategy is enabled by the increased production capacity and competitive cost structure of our Guilin production facility."

"During the third quarter we experienced the same positive dynamics that we have seen over the past several quarters. Our product sales continued to diversify, driven by a strong increase in sales of switchgear and unit substations.  Sales to our OEM customers increased as our newest OEM, a leading global wind turbine manufacturer, ramped up shipments during the quarter."

"While our gross margins improved from the second quarter, we continued to experience margin pressure due to rising competition and product mix. We remained focused on managing our working capital and our days sales outstanding."

"We operate in a cyclical industry closely tied to China's economic environment, which is experiencing decelerating growth.  We are focused on navigating the current industry down-cycle through disciplined execution and fiscal conservatism, with a vision to enter the recovery period in a more dominant competitive position within the market."
"At the end of October 2015, our backlog equaled RMB888 million (US$140 million), up 10.2% from the end of September last year and down 5.2% from the second quarter of 2015."

Balance Sheet
As of September 30, 2015, the Company had RMB219.9 million (US$34.6 million) in cash and cash equivalents, restricted cash, and short term investments, compared to RMB168.5 million (US$27.5 million) as of December 31, 2014. The Company's net accounts receivable on September 30, 2015 totaled RMB1.09 billion (US$171.4 million), compared to RMB858.0 million (US$140.2 million) as of December 31, 2014.  Total bank loans outstanding at September 30, 2015 were RMB185.9 million (US$29.2 million), compared to RMB160.6 million (US$26.2 million) at December 31, 2014.

Financial Outlook
For the full year 2015, the Company projects revenue growth of approximately 15-20% compared to 2014.  Net sales are expected to be approximately RMB1.70 billion to RMB1.76 billion (US$267 million to US$277 million). Net income is expected to be in a range of approximately RMB89 million to RMB92.2 million (US$14 million to US$14.5 million).  Earnings per share are expected to be RMB5.48 to RMB5.68 (US$0.86 to US$0.89) per share. This earnings guidance excludes expenses associated with the proposed going private transaction.

Recent Developments
On September 15, 2015, the Company announced that its Board of Directors has received a preliminary, non-binding proposal letter dated September 15, 2015 from Li Zhiyuan, the Company's Chairman of the Board of Directors, President and Chief Executive Officer and Forebright Smart Connection Technology Limited  (collectively, with Mr. Li, the "Buyer Parties"), to acquire all of the outstanding common shares of the Company not currently owned by the Buyer Parties in a going private transaction for $4.50 per common share, subject to certain conditions (the "Proposal").

The Company's Board of Directors formed a committee of independent directors (the "Special Committee") on September 29, 2015 to evaluate the Proposal.  The Special Committee has retained a legal counsel and a financial advisor. The Board of Directors cautions the Company's shareholders and others considering trading in its securities that no decisions have been made by the Special Committee with respect to the Company's response to the proposal. No assurance can be given that the Proposal, or any other transaction, will be consummated.  The Company does not intend to disclose developments regarding these matters unless and until its Board of Directors determines there is a need to update the market.

Conference Call Information
Jinpan's management will host a conference call and webcast at 4:30 p.m. ET on Wednesday, November 11, 2015. The conference call can be accessed by dialing 1-888-576-4398 (toll free) or 1-719-325-2215 (international).  A webcast will also be available via http://public.viavid.com, with event ID: 117040.  A replay of the call will be available through November 18, 2015, by dialing 1-877-870-5176, access code 242815.

ABOUT JINPAN INTERNATIONAL
Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations.  Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan's four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin.  The Company's manufacturing facilities in China comprise the largest cast resin transformer production capacity in that country. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Regarding Forward Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2014 and our subsequent reports on Form 6-K.  Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:
At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778

FINANCIAL STATEMENTS FOLLOW:

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Three Months Ended September 30, 2015

	Three months ended
	September 30,

	2015	2015	2014
	US$	RMB	RMB
In thousands, except per share data	(unaudited)	(unaudited)	(unaudited)

Net Sales	72,723	462,613	378,260
Cost of Goods Sold	(51,453)	(327,310)	(254,313)
Gross Profit	21,270	135,303	123,947

Selling and Administrative Expenses	(17,525)	(111,480)	(92,202)
Operating income	3,745	23,823	31,745

Interest Expense	(393)	(2,498)	(3,715)
Other Income	238	1,517	4,029
Income Before Income Taxes	3,590	22,842	32,059

Income Taxes	(507)	(3,228)	(5,913)
Net Income After Taxes	3,083	19,614	26,146

Other Comprehensive Income (Loss)
Foreign Currency Translation Adjustment	110	703	(40)
Total Comprehensive Income	3,193	20,317	26,106

Earnings per Share
Basic	US$0.19	RMB 1.21	RMB 1.61
Diluted	US$0.19	RMB 1.21	RMB 1.61

Weighted Average Number of Shares
Basic	16,232,381	16,232,381	16,232,178
Diluted	16,232,381	16,232,381	16,251,287

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Nine Months Ended September 30, 2015

	Nine months ended
	September 30,

	2015	2015	2014
	US$	RMB	RMB
In thousands, except per share data	(unaudited)	(unaudited)	(unaudited)

Net Sales	204,890	1,303,365	1,033,783
Cost of Goods Sold	(149,009)	(947,888)	(696,666)
Gross Profit	55,881	355,477	337,117

Selling and Administrative Expenses	(44,387)	(282,358)	(254,079)
Operating income	11,494	73,119	83,038

Interest Expense	(1,167)	(7,422)	(11,181)
Other Income	1,287	8,184	9,929
Income Before Income Taxes	11,614	73,881	81,786

Income Taxes	(1,674)	(10,650)	(13,985)
Net Income After Taxes	9,940	63,231	67,801

Other Comprehensive Income (Loss)
Foreign Currency Translation Adjustment	109	692	32
Total Comprehensive Income	10,049	63,923	67,833

Earnings per Share
Basic	US$0.61	RMB 3.90	RMB 4.18
Diluted	US$0.61	RMB 3.90	RMB 4.17

Weighted Average Number of Shares
Basic	16,232,381	16,232,381	16,232,178
Diluted	16,232,381	16,232,381	16,261,519

Jinpan International Limited and Subsidiaries Consolidated Balance Sheet

	(Unaudited)	(Unaudited)	(Audited)
	September 30, 2015	September 30, 2015	December 31, 2014
In thousands, except per share data	$US	RMB	RMB
Assets
Current Assets
Cash and bank	9,050	57,572	80,826
Restricted Cash	4,761	30,288	7,210
Short Term Investment	20,751	132,000	80,500
Notes receivable	10,648	67,738	70,718
Accounts receivable, net	171,444	1,090,605	858,037
Inventories	63,372	403,130	305,967
Prepayments	16,520	105,087	127,619
Deferred Tax Assets	3,358	21,362	15,388
Other receivables	9,132	58,089	42,229
	309,036	1,965,871	1,588,494

Fixed Assets
Property, plant and equipment, net	66,931	425,767	452,660
Construction in progress	1,096	6,972	16,481
Intangible Assets	13,243	84,245	84,245
Prepaid leases	14,018	89,175	90,902
Other assets	24	153	649
TOTAL ASSETS	404,348	2,572,183	2,233,431

Current Liabilities
Short term loans	3,985-	25,351	-
Accounts payable	44,989	286,189	228,633
Notes Payable	42,842	272,534	89,733
Advances from customers	22,964	146,079	131,946
Other payables	28,821	183,337	192,687
Taxes payable	2,191	13,939	12,389
Total current liabilities	145,792	927,429	655,388

Long Term Loans	25,243	160,578	160,553
Deferred Income	5,564	35,397	30,377
Total Liabilities	176,599	1,123,404	846,318

Shareholders' Equity
Convertible preferred stock, US$0.0045 par value:	-	-	-
Authorized shares - 2,000,000
Issued and outstanding shares - none in 2015 & 2014
Common stock, US$0.0045 par value:	95	606	606
Authorized shares - 40,000,000
Issued and outstanding shares - 16,418,456 in 2015 and 2014
Additional paid-in capital	47,026	299,148	298,418
Reserves	14,775	93,985	93,985
Retained earnings	166,837	1,061,297	1,001,054
Accumulated other comprehensive income	(496)	(3,155)	(3,848)
	228,237	1.451,881	1,390,215
Less: Treasury shares at cost
Common stock - 135,488 in 2015 and 2014	(488)	(3,102)	(3,102)
Total Shareholders' Equity	227,749	1,448,779	1,387,113

Total Liabilities and Shareholders' Equity	404,348	2,572,183	2,233,431

Jinpan International Limited and Subsidiaries
Consolidated Statement of Cash Flows
For the Nine Months Ended September 30, 2015

	Nine Months Ended September 30
	2015	2015	2014
	US$	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
In thousands
Operating Activities
Net Income	9,940	63,231	67,801
Adjustments to reconcile net income to
Net Cash provided by (used in) operating activities:
Depreciation	6,000	38,168	32,465
Amortization of prepaid lease	271	1,727	1,299
Deferred Income Tax	(882)	(5,611)	(1,940)
Provision for doubtful debts	4,323	27,499	10,974
Stock-based compensation Cost	115	730	1,864
Changes in operating assets and liabilities
Restricted Cash	(3,628)	(23,077)	966
Accounts Receivable	(40,883)	(260,067)	(36,774)
Notes Receivable	468	2,979	24,786
Inventories	(14,041)	(89,321)	(93,991)
Prepaid Expenses	3,542	22,532	(33,904)
Other Receivable	(2,472)	(15,726)	(7,550)
Accounts Payable	9,048	57,556	23,982
Notes Payable	28,736	182,801	23,499
Income Tax	244	1,550	(3,606)
Advance From customers	2,222	14,132	23,826
Other liabilities	(1,470)	(9,349)	(8,040)
Net Cash provided by (used in) operating activities	1,533	9,754	25,657
Investing activities
Purchases of property, plant and equipment	(881)	(5,603)	(7,700)
Payment for construction in progress	(630)	(4,005)	(3,799)
Sell of S/T Investment	81,181	516,415	334,000
Increase in S/T investment	(89,277)	(567,915)	(357,000)
Receipt of government grant for new plant construction	789	5,020	1,167
Net Cash provided by (used in) investing activities	(8,817)	(56,088)	(33,332)
Financing activities
Proceeds from bank loan	4,038	25,687	60,390
Repayment of bank loan	(49)	(311)	(140,746)
Proceeds from exercised stock options	-	-	96
Dividend paid	(470)	(2,988)	(11,967)
Net Cash provided by (used in) financing activities	3,519	22,388	(92,227)
Effect of exchange rate changes on cash	(394)	692	61
Net increase/(decrease) in cash and cash equivalents	(4,159)	(23,254)	(99,841)
Cash and Cash equivalents at beginning of year	13,209	80,826	149,874
Cash and Cash equivalents at end of year	9,050	57,572	50,033

Interest paid	763	4,854	7,911
Income Tax paid	2,299	14,623	19,517